File No. 82-5215

㊅ 松井証券
ネットストック

RECEIVED
2005 OCT 17 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 5, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

05011707

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Consolidated and Non-Consolidated Financial Summary under Japanese GAAP for The Three Months Ended June 30, 2005

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-5216-0654 (telephone), 011-813-5216-8639 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By H. Imada
Name: Hirohito IMADA
Title: Chief Financial Officer

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

10/18

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP
For the Three Months Ended June 30, 2005

Date: July 22, 2005
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: Hanzomon First Bldg 6F, 1-4, Kojimachi, Chiyoda-ku, Tokyo,102-8516 Japan
Stock exchange listing: Tokyo
Representative: Michio Matsui: President and Chief Executive Officer
Date of board meeting approving the account settlement: July 22, 2005
Application of US GAAP: None

Note: All figures in the financial statements are rounded off to the nearest millionth.

Consolidated financial summary for the three months ended June 30, 2005

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Three months ended June 30, 2005	9,693	(−6.9)	9,073	(−7.5)	5,646	(−15.0)	5,655	(−14.2)
Three months ended June 30, 2004	10,407	(167.2)	9,804	(172.4)	6,642	(325.3)	6,588	(319.0)
Year ended March 31, 2005	36,918	(47.5)	34,623	(45.9)	22,607	(58.3)	22,571	(61.0)

	Net income		Earnings/share	Fully diluted earnings/share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Three months ended June 30, 2005	3,224	(−14.6)	12.06	10.74	26.1	3.2
Three months ended June 30, 2004	3,775	(398.9)	42.43	37.77	37.8	5.0
Year ended March 31, 2005	12,645	(73.7)	140.98	125.56	28.5	3.8

Note:
1. Investment gain and loss on equity: None
2. Average number of shares outstanding: Three months ended June 30, 2005 267,239,739 shares
   Three months ended June 30, 2004 88,961,403 shares
   Year ended March 31, 2005 88,989,029 shares
3. Change in accounting policies: None
4. The % change indicated for Operating revenues, Net-operating revenues, Operating income, Ordinary income and Net income is the change by the three months ended June 30, 2004 and 2005.
5. The Company split its stock three-for-one on May 17, 2005. Per share data of the first quarter for the year ended March 31, 2006 are calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2006. Per share data of the year ended March 31, 2005 are calculated without such assumption.

(2) Financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity/share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
Three months ended June 30, 2005	708,651	49,226	6.9	184.16
Three months ended June 30, 2004	563,251	40,856	7.3	459.25

Year ended March 31, 2005	703,456	49,715	7.1	557.20

Note: 1. Number of shares outstanding: As of Jun. 30, 2005 267,294,180 shares
As of Jun. 30, 2004 88,962,566 shares
As of Mar. 31, 2005 89,045,096 shares

(3) Scope of consolidation and equity method

Consolidated subsidiaries:	1 company
Affiliates applicable of equity method:	None

(4) Change in scope of consolidation and equity method application: None

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Consolidated Balance Sheets

(Millions of Yen)

Item	June 30, 2004	June 30, 2005	March 31, 2005
(Assets)			
Current assets			
Cash and bank deposits	23,925	54,297	61,251
Cash segregated as deposits	209,002	242,003	223,003
Cash in trust	5,900	10,200	9,000
Trading assets	120	12	107
Net receivables arising from pre-settlement date trades	67	248	923
Margin account assets:	314,340	382,398	389,358
Loans receivable from customers	308,324	376,759	384,484
Cash deposited as collateral for securities borrowed from securities finance companies	6,016	5,638	4,875
Receivable on collateralized securities transactions:	–	1,493	1,610
Cash deposits collateral for securities borrowed	–	1,493	1,610
Receivables from customers and others	16	30	133
Advance paid for subscription	4	–	–
Short-term guarantee deposits	1,261	6,421	6,795
Suspense account for securities to deliver	–	0	–
Others	3,304	5,322	5,260
Allowance for doubtful accounts	(239)	(167)	(171)
Total current assets	557,699	702,258	697,270
Fixed assets			
Tangible fixed assets	1,117	1,150	1,155
Intangible assets	1,959	2,416	2,253
Software	1,900	2,379	2,215
Others	59	37	39
Investments and others	2,476	2,828	2,777
Investment securities	1,479	1,642	1,680
Others	1,100	1,242	1,128
Allowance for doubtful accounts	(104)	(57)	(31)
Total fixed assets	5,552	6,394	6,185
Total assets	563,251	708,651	703,456

(Millions of Yen)

Item	June 30, 2004	June 30, 2005	March 31, 2005
(Liabilities)			
Current liabilities			
Trading assets	102	—	0
Margin account liabilities:	85,774	92,886	142,920
Loans from securities finance companies	54,364	56,493	103,384
Proceeds of securities sold on customers' account	31,411	36,393	39,535
Payables on collateralized securities transactions:	40,826	85,840	73,780
Cash deposits as collateral for securities loaned	40,826	85,840	73,780
Deposits received	90,691	123,322	106,567
Guarantee money received	134,281	147,427	137,467
Suspense account for undelivered securities	17	2	1
Short-term borrowings	46,177	113,746	93,829
Commercial paper	3,000	2,000	1,000
Bond due within one year	500	—	—
Accrued income taxes	2,442	1,946	6,342
Accrued bonuses	49	44	301
Others	1,421	1,679	2,202
Total current liabilities	405,280	568,892	564,409
Long-term liabilities			
Bond	40,000	40,000	40,000
Convertible bond	40,000	39,800	40,000
Long-term borrowings	35,449	8,453	7,203
Reserve for directors' retirement bonuses	241	241	241
Others	0	0	0
Total long-term liabilities	115,689	88,493	87,443
Statutory reserves			
Reserve for securities transactions	1,426	2,040	1,888
Total Statutory reserves	1,426	2,040	1,888
Total liabilities	522,395	659,425	653,740
(Shareholders' equity)			
Common stock	11,463	11,569	11,469
Capital surplus	9,312	9,417	9,317
Earned surplus	19,867	28,070	28,737
Net unrealized gain (loss) on Investment securities, net of taxes	232	191	213
Treasury stock	(18)	(21)	(21)
Total shareholders' equity	40,856	49,226	49,715
Total liabilities and shareholders' equity	563,251	708,651	703,456

Consolidated Statements of Income

(Millions of Yen)

Item	Three months ended June 30, 2004	Three months ended June 30, 2005	Year ended March 31, 2005
Operating revenues			
Commissions	7,990	6,718	27,083
Net gain (loss) on trading	13	(31)	(88)
Interest and dividend income	2,403	3,005	9,923
Total operating revenues	10,407	9,693	36,918
Interest expenses	603	620	2,295
Net operating revenues	9,804	9,073	34,623
Selling, general and administrative expenses	3,162	3,427	12,016
Transaction related expenses	926	981	3,339
Employees' compensation and benefits	522	501	1,927
Occupancy and rental	67	72	273
Data processing and office supplies	1,329	1,497	5,373
Depreciation	175	237	754
Duties and taxes other than income taxes	56	58	195
Provision of allowance for doubtful accounts	48	21	—
Others	38	58	154
Operating income	6,642	5,646	22,607
Non-operating income	42	34	73
Non-operating expenses	96	25	108
Ordinary income	6,588	5,655	22,571
Special profits	42	—	49
Special losses	165	184	653
Income before income taxes	6,465	5,471	21,967
Income taxes - current	2,375	1,914	9,487
Income taxes - deferred	315	333	(164)
Net income	3,775	3,224	12,645

Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2005 ('04. 4. 1 - '04. 6.30)	2Q of the year ended Mar. 31, 2005 ('04. 7. 1 - '04. 9.30)	3Q of the year ended Mar. 31, 2005 ('04.10. 1 - '04.12.31)	4Q of the year ended Mar. 31, 2005 ('05. 1. 1 - '05. 3.31)	Total for the year ended Mar. 31, 2005 ('04. 4. 1 - '05. 3.31)	1Q for the year ended Mar. 31, 2006 ('05. 4. 1 - '05. 6.30)
Operating revenues	10,407	8,536	7,989	9,986	36,918	9,693
Commissions	7,990	6,116	5,531	7,446	27,083	6,718
Net gain (loss) on trading	13	(2)	(7)	(92)	(88)	(31)
Interest and dividend income	2,403	2,421	2,466	2,633	9,923	3,005
Interest expenses	603	534	626	532	2,295	620
Net operating revenues	9,804	8,001	7,363	9,454	34,623	9,073
Selling, general and administrative expenses	3,162	2,683	2,950	3,221	12,016	3,427
Transaction related expenses	926	753	770	890	3,339	981
Employees' compensation and benefits	522	399	489	517	1,927	501
Occupancy and rental	67	67	69	70	273	72
Data processing and office supplies	1,329	1,248	1,348	1,449	5,373	1,497
Depreciation	175	182	191	207	754	237
Duties and taxes other than income taxes	56	47	40	51	195	58
Provision of allowance for doubtful accounts	48	(48)	–	–	–	21
Others	38	35	44	37	154	58
Operating income	6,642	5,319	4,412	6,233	22,607	5,646
Non-operating income and expenses	(55)	12	22	(15)	(35)	9
Ordinary income	6,588	5,330	4,435	6,218	22,571	5,655
Special profits and losses	(123)	(112)	(146)	(223)	(604)	(184)
Income before income taxes	6,465	5,218	4,289	5,995	21,967	5,471
Income taxes-current	2,375	2,449	1,741	2,922	9,487	1,914
Income taxes-deferred	315	(190)	70	(359)	(164)	333
Net income	3,775	2,959	2,478	3,433	12,645	3,224

Non-Consolidated Financial Summary under Japanese GAAP
For the Three Months Ended June 30, 2005

Date: July 22, 2005
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: Hanzomon First Bldg 6F, 1-4, Kojimachi, Chiyoda-ku, Tokyo,102-8516 Japan
Stock exchange listing: Tokyo
Representative: Michio Matsui: President and Chief Executive Officer
Date of board meeting approving the account settlement: July 22, 2005
Application of US GAAP: None

Note: All figures in the financial statements are rounded off to the nearest millionth.

Non-Consolidated financial summary for the three months ended June 30, 2005

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Three months ended June 30, 2005	9,693	(−6.9)	9,073	(−7.5)	5,646	(−15.0)	5,653	(−14.1)
Three months ended June 30, 2004	10,407	(167.2)	9,804	(172.4)	6,640	(325.5)	6,584	(319.3)
Year ended March 31, 2005	36,918	(47.5)	34,623	(45.9)	22,601	(58.3)	22,559	(61.1)

	Net income		Earnings/share	Fully diluted earnings/share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Three months ended June 30, 2005	3,222	(−14.6)	12.06	10.74	26.1	3.2
Three months ended June 30, 2004	3,773	(399.4)	42.41	37.75	37.8	5.0
Year ended March 31, 2005	12,638	(73.7)	140.90	125.49	28.5	3.8

Note: 1. Average number of shares outstanding: Three months ended June 30, 2005 267,239,739 shares
Three months ended Jun.30, 2004 88,961,403 shares
Year ended March 31, 2005 88,989,029 shares

2. Change in accounting policies: None
3. The % change indicated for Operating revenues, Net-operating revenues, Operating income, Ordinary income and Net income is the change by the three months ended June 30, 2004 and 2005.
4. The Company split its stock three-for-one on May 17, 2005. Per share data of the first quarter for the year ended March 31, 2006 are calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2006. Per share data of the year ended March 31, 2005 are calculated without such assumption.

(2) Financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity/share	Capital Adequacy ratio
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)	(%)
Three months ended June 30, 2005	708,591	49,168	6.9	183.95	401.2
Three months ended June 30, 2004	563,196	40,804	7.2	458.66	422.6
Year ended March 31, 2005	703,393	49,658	7.1	556.56	371.5

Note: 1. Number of shares outstanding: As of June 30, 2005 267,294,180 shares
As of June 30, 2004 88,962,566 shares
As of March 31, 2005 89,045,096 shares
2. Number of treasury stocks: June 30, 2005 30,722 shares
June 30, 2004 9,453 shares
March 31, 2005 10,219 shares

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying non-consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Non-Consolidated Balance Sheets

(Millions of Yen)

Item	June 30, 2004	June 30, 2005	March 31, 2005
(Assets)			
Current assets			
Cash and bank deposits	23,759	54,123	61,074
Cash segregated as deposits	209,002	242,003	223,003
Cash in trust	5,900	10,200	9,000
Trading assets	120	12	107
Net receivables arising from pre-settlement date trades	67	248	923
Margin account assets:	314,340	382,398	389,358
Loans receivable from customers	308,324	376,759	384,484
Cash deposited as collateral for securities borrowed from securities finance companies	6,016	5,638	4,875
Receivable on collateralized securities transactions:	–	1,493	1,610
Cash deposits collateral for securities borrowed	–	1,493	1,610
Receivables from customers and others	16	30	133
Advance paid for subscription	4	–	–
Short-term guarantee deposits	1,261	6,421	6,795
Suspense account for securities to deliver	–	0	–
Others	3,303	5,318	5,259
Allowance for doubtful accounts	(239)	(167)	(171)
Total current assets	557,532	702,080	697,092
Fixed assets			
Tangible fixed assets	779	817	821
Intangible assets	1,959	2,416	2,253
Software	1,900	2,379	2,215
Others	59	37	39
Investments and others	2,926	3,278	3,227
Investment securities	1,479	1,642	1,680
Shares of affiliate companies	450	450	450
Others	1,100	1,242	1,128
Allowance for doubtful accounts	(104)	(57)	(31)
Total fixed assets	5,664	6,511	6,301
Total assets	563,196	708,591	703,393

(Millions of Yen)

Item	June 30, 2004	June 30, 2005	March 31, 2005
(Liabilities)			
Current liabilities			
Trading assets	102	—	0
Margin account liabilities:	85,774	92,886	142,920
Loans from securities finance companies	54,364	56,493	103,384
Proceeds of securities sold on customers' account	31,411	36,393	39,535
Payables on collateralized securities transactions:	40,826	85,840	73,780
Cash deposits as collateral for securities loaned	40,826	85,840	73,780
Deposits received	90,691	123,322	106,566
Guarantee money received	134,281	147,427	137,467
Suspense account for undelivered securities	17	2	1
Short-term borrowings	46,177	113,746	93,829
Commercial paper	3,000	2,000	1,000
Bond due within one year	500	—	—
Accrued income taxes	2,441	1,946	6,339
Accrued bonuses	49	44	301
Others	1,420	1,678	2,201
Total current liabilities	405,277	568,890	564,404
Long-term liabilities			
Bond	40,000	40,000	40,000
Convertible bond	40,000	39,800	40,000
Long-term borrowings	35,449	8,453	7,203
Reserve for directors' retirement bonuses	241	241	241
Total long-term liabilities	115,689	88,493	87,443
Statutory reserves			
Reserve for securities transactions	1,426	2,040	1,888
Total Statutory reserves	1,426	2,040	1,888
Total liabilities	522,393	659,423	653,735
(Shareholders' equity)			
Common stock	11,463	11,569	11,469
Capital surplus			
Additional paid-in capital	9,312	9,417	9,317
Total capital surplus	9,312	9,417	9,317
Earned surplus			
Earned surplus reserves	159	159	159
Voluntary reserves	4,250	4,250	4,250
Special purpose reserves	4,250	4,250	4,250
Inappropriate retained earnings	15,406	23,603	24,271
Total earned surplus	19,815	28,012	28,680
Net unrealized gain (loss) on Investment securities, net of taxes	232	191	213
Treasury stock	(18)	(21)	(21)
Total shareholders' equity	40,804	49,168	49,658
Total liabilities and shareholders' equity	563,196	708,591	703,393

Non-Consolidated Statements of Income

(Millions of Yen)

Item	Three months ended June 30, 2004	Three months ended June 30, 2005	Year ended March 31, 2005
Operating revenues			
Commissions	7,990	6,718	27,083
Net gain (loss) on trading	13	(31)	(88)
Interest and dividend income	2,403	3,005	9,923
Total operating revenues	10,407	9,693	36,918
Interest expenses	603	620	2,295
Net operating revenues	9,804	9,073	34,623
Selling, general and administrative expenses	3,164	3,427	12,022
Transaction related expenses	926	981	3,339
Employees' compensation and benefits	520	500	1,923
Occupancy and rental	73	77	295
Data processing and office supplies	1,332	1,497	5,376
Depreciation	173	236	748
Duties and taxes other than income taxes	54	57	189
Provision of allowance for doubtful accounts	48	21	—
Others	37	58	152
Operating income	6,640	5,646	22,601
Non-operating income	41	32	67
Non-operating expenses	96	25	108
Ordinary income	6,584	5,653	22,559
Special profits	42	—	49
Special losses	165	184	653
Income before income taxes	6,461	5,469	21,954
Income taxes - current	2,373	1,914	9,481
Income taxes - deferred	315	333	(164)
Net income	3,773	3,222	12,638

(Reference)

Supplemental Information for Non-Consolidated Financial Summary

1. Commission revenues

(1) Commission revenues by item

(Millions of Yen)

	Three months ended Jun. 30, 2005 (A)	Three months ended Jun. 30, 2004 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2005
Brokerage	6,149	7,592	81.0%	25,182
(Stocks)	6,121	7,549	81.1%	25,060
(Bonds)	–	–	–	–
(Beneficiary certificates)	16	28	54.9%	86
(Others)	12	14	86.3%	36
Underwriting and selling	60	100	59.3%	307
Subscription and distribution	2	8	28.1%	29
Others	507	290	174.9%	1,564
Total	6,718	7,990	84.1%	27,083

(2) Commission revenues by product

(Millions of Yen)

	Three months ended Jun. 30, 2005 (A)	Three months ended Jun. 30, 2004 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2005
Stocks	6,356	7,758	81.9%	25,993
Bonds	–	–	–	–
Beneficiary certificates	17	29	59.8%	91
Others	345	204	169.2%	998
Total	6,718	7,990	84.1%	27,083

2. Net trading gains

(Millions of Yen)

	Three months ended Jun. 30, 2005 (A)	Three months ended Jun. 30, 2004 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2005
Stocks	(33)	14	–	(94)
Bonds and others	2	(0)	–	6
Bonds	–	–	–	–
Others	2	(0)	–	6
Total	(31)	13	–	(88)

3. Stock trading

(Millions of shares, millions of Yen)

	Three months ended Jun. 30, 2005 (A)		Three months ended Jun. 30, 2004 (B)		Comparison (A) / (B)		Year ended Mar. 31, 2005	
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	7,557	4,754,107	8,215	6,415,361	92.0%	74.1%	31,260	20,402,719
(Proprietary trading)	0	385	1	175	5.4%	220.1%	9	4,042
(Brokerage)	7,557	4,753,722	8,213	6,415,186	92.0%	74.1%	31,251	20,398,678
Brokerage/Total	100.0%	100.0%	100.0%	100.0%			100.0%	100.0%
Brokerage commission per share (Yen)	0.80		0.91				0.80	

4. Underwriting and selling, subscription and distribution

(Millions of shares, Millions of Yen)

			Three months ended Jun. 30, 2005 (A)	Three months ended Jun. 30, 2004 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2005
Underwriting and selling	Stocks	(Number of shares)	0	0	9.1%	1
		(Value)	1,257	2,120	59.3%	7,087
	Bonds	(Face value)	–	–	–	–
	Beneficiary certificates	(Value)	–	–	–	–
	Commercial paper and others	(value)	–	–	–	–
Subscription and distribution	Stocks	(Number of shares)	0	0	1.6%	0
		(Value)	44	389	11.4%	849
	Bonds	(Face value)	–	–	–	–
	Beneficiary certificates	(Value)	527	680	77.5%	3,160
	Commercial paper and others	(value)	–	–	–	–

5. Capital Adequacy Ratio

(Millions of Yen)

			As of Jun. 30, 2005	As of Jun. 30, 2004	As of Mar. 31, 2005
Tier I Capital		(A)	48,976	40,571	45,554
Tier II Capital	Net unrealized gain on investment		190	231	213
	Statutory reserves		2,039	1,426	1,888
	Allowance for doubtful accounts		166	239	171
	Short-term subordinate debts		–	500	–
	Total	(B)	2,397	2,397	2,272
Assets to be deducted from equity capital		(C)	5,424	4,507	5,207
Equity capital after deduction (A) + (B) – (C)		(D)	45,950	38,461	42,618
Risk	Market risk		150	160	166
	Counter party risk		8,217	6,524	8,341
	Basic risk		3,083	2,414	2,963
	Total	(E)	11,451	9,099	11,471
Capital adequacy ratio		(D)/(E)	401.2%	422.6%	371.5%

Note: Capital adequacy ratio as of March 31, 2005 is calculated with appropriated retained earnings being deducted from Tier I capital.

6. Summary of Quarterly Non-Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the Year ended Mar. 31, 2005 ('04. 4. 1 - '04. 6.30)	2Q of the Year ended Mar. 31, 2005 ('04. 7. 1 - '04. 9.30)	3Q of the Year ended Mar. 31, 2005 ('04.10. 1 - '04.12.31)	4Q of the Year ended Mar. 31, 2005 ('05. 1. 1 - '05. 3.31)	Total for the Year ended Mar. 31, 2005 ('04. 4. 1 - '05. 3.31)	1Q of the Year ended Mar. 31, 2006 ('05. 4. 1 - '05. 6.30)
Operating revenues	10,407	8,536	7,989	9,986	36,918	9,693
Commissions	7,990	6,116	5,531	7,446	27,083	6,718
Net gain (loss) on trading	13	(2)	(7)	(92)	(88)	(31)
Interest and dividend income	2,403	2,421	2,466	2,633	9,923	3,005
Interest expenses	603	534	626	532	2,295	620
Net operating revenues	9,804	8,001	7,363	9,454	34,623	9,073
Selling, general and administrative expenses	3,164	2,684	2,952	3,222	12,022	3,427
Transaction related expenses	926	753	770	890	3,339	981
Employees' compensation and benefits	520	398	488	516	1,923	500
Occupancy and rental	73	73	74	75	295	77
Data processing and office supplies	1,332	1,248	1,348	1,449	5,376	1,497
Depreciation	173	180	190	205	748	236
Duties and taxes other than income taxes	54	45	39	50	189	57
Provision of allowance for doubtful accounts	48	(48)	–	–	–	21
Others	37	34	43	37	152	58
Operating income	6,640	5,317	4,411	6,232	22,601	5,646
Non-operating income and expenses	(56)	10	21	(16)	(42)	7
Ordinary income	6,584	5,327	4,432	6,216	22,559	5,653
Special profits and losses	(123)	(112)	(146)	(223)	(604)	(184)
Income before income taxes	6,461	5,215	4,286	5,993	21,954	5,469
Income taxes-current	2,373	2,448	1,740	2,920	9,481	1,914
Income taxes-deferred	315	(189)	70	(359)	(164)	333
Net income	3,773	2,957	2,477	3,432	12,638	3,222

7. Operational information for Netstock

First half of year ended 2004

	Apr. 2003	May 2003	Jun. 2003	Jul. 2003	Aug. 2003	Sep. 2003
Number of Netstock accounts	93,411	95,164	97,266	100,429	103,934	108,311
(Change)	(1,324)	(1,753)	(2,102)	(3,163)	(3,505)	(4,377)
Number of Netstock margin accounts	25,394	25,889	26,478	27,671	28,949	30,324
(Change)	(244)	(495)	(589)	(1,193)	(1,278)	(1,375)
Number of share trades via Netstock	671,059	764,828	1,011,839	1,120,759	976,406	1,167,254
Total value of shares traded via Netstock (Millions of Yen)	483,889	567,306	840,678	1,142,328	967,915	1,361,834

Second half of year ended 2004

	Oct. 2003	Nov. 2003	Dec. 2003	Jan. 2004	Feb. 2004	Mar. 2004
Number of Netstock accounts	113,211	117,112	120,448	124,905	133,228	143,229
(Change)	(4,900)	(3,901)	(3,336)	(4,457)	(8,323)	(10,001)
Number of Netstock margin accounts	31,855	33,000	34,069	35,200	36,260	37,763
(Change)	(1,531)	(1,145)	(1,069)	(1,131)	(1,060)	(1,503)
Number of share trades via Netstock	1,464,661	880,831	879,429	1,072,906	948,776	1,824,028
Total value of shares traded via Netstock (Millions of Yen)	1,855,648	1,003,125	960,410	1,214,834	1,073,486	2,212,713

First half of year ended 2005

	Apr. 2004	May 2004	Jun. 2004	Jul. 2004	Aug. 2004	Sep. 2004
Number of Netstock accounts	156,021	169,132	177,804	185,468	192,427	201,002
(Change)	(12,792)	(13,111)	(8,672)	(7,664)	(6,959)	(8,575)
Number of Netstock margin accounts	39,350	40,852	42,052	43,081	43,847	44,711
(Change)	(1,587)	(1,502)	(1,200)	(1,029)	(766)	(864)
Number of share trades via Netstock	2,060,086	1,383,328	1,650,460	1,468,081	1,251,581	1,357,833
Total value of shares traded via Netstock (Millions of Yen)	2,760,897	1,670,956	1,982,609	1,699,343	1,369,640	1,407,994

Second half of year ended 2005

	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005
Number of Netstock accounts	210,147	219,658	232,808	242,370	254,082	269,471
(Change)	(9,145)	(9,511)	(13,150)	(9,562)	(11,712)	(15,389)
Number of Netstock margin accounts	45,616	46,807	47,688	48,661	49,912	51,316
(Change)	(905)	(1,191)	(881)	(973)	(1,251)	(1,404)
Number of share trades via Netstock	1,317,782	1,381,641	1,513,759	1,740,455	1,752,030	2,171,658
Total value of shares traded via Netstock (Millions of Yen)	1,311,479	1,309,593	1,442,605	1,648,786	1,678,374	2,139,140

First half of year ended 2006

	Apr. 2005	May 2005	Jun. 2005
Number of Netstock accounts (Change)	284,919 (15,448)	298,884 (13,965)	314,216 (15,332)
Number of Netstock margin accounts (Change)	52,554 (1,238)	53,548 (994)	55,880 (2,332)
Number of share trades via Netstock	1,663,372	1,587,016	1,932,327
Total value of shares traded via Netstock (Millions of Yen)	1,616,400	1,425,449	1,708,605